

December 22, 2010

Jason M. Kates
CEO and Director
rVue Holdings, Inc.
100 NE Third Avenue, Suite 200
Fort Lauderdale, Florida 33301

> **RE:** **rVue Holdings, Inc.**
> **Form 10-K for the Year ended January 31, 2010**
> **Filed March 11, 2010**
>
> **Form 8-K**
> **Filed May 19, 2010, as amended**
> **File No. 333-158117**
>
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **Filed November 12, 2010, as amended**
>
> **Supplemental Correspondence filed December 16, 2010**

Dear Mr. Kates:

We have reviewed your supplemental correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on May 19, 2010

Description of Our Business, page seven

1.   We note your responses to comments one and three from our letter dated December 10,
        2010 that you do not believe there is any discrepancy between the recorded revenue and
        the stated disclosures which requires further amendment and that you do not believe that
        the company's current or future business to be substantially derived from any contracts or
        on the contracts in the aggregate.

        However, comment one was directed at the apparent discrepancy between your
        disclosure and the agreements attached as exhibits (setting forth fixed monthly baseline
        payments through December 31, 2010 which are higher than the revenues disclosed in
        the company's filings). Comment three requested the basis of your belief in continuing
        revenues from the activities set forth in agreements (which, per their terms, are set to
        terminate on December 31, 2010). We additionally note that you disclose on page 11 the
        revenues associated with these contract services comprise the majority of revenues
        currently generated by the company.

        Please tell us the basis for the company's belief that it will continue to recognize
        revenues through September 30, 2011 and why the stated payments under the governing
        agreements materially differ from those recognized by the company for the nine months
        ended September 30, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 14

2.   We reissue comment four from our letter dated December 10, 2010. We note your
        response that you do not believe further amendment is warranted because disclosure of
        future sources of revenues after September 30, 2010 is not required.

        Item 303(A)(3)(ii) of Regulation S-K requires disclosure of any known trends or
        uncertainties that the registrant reasonably expects will have a material favorable or
        unfavorable impact on net sales or revenues or income from continuing operations. As
        noted previously, network and administrative services' revenue remains the dominant
        contributor to the company's overall revenues and the contracts for the majority of such
        revenues are set to expire on December 31, 2010.

        Please revise this section and your Form 10-Q for the period ending September 30, 2010
        to provide robust disclosure about your network and administrative services' revenues.
        Please revise to discuss in greater detail when your revenues in the network and
        administrative services segment are expected to stop. Please revise to clarify why you
        have not generated any significant revenues from transaction fees, which would appear to

be the main focus of your business. Please also include a robust discussion of the prospects for your business over the next quarter and for the next 12 months.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Zitko, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

Cc: Harvey Kesner, Esq.
       Sichenzia Ross

       Via Facsimile: 212.930.9725

       Michael Francis, Esq.
       Christina Russo, Esq.
       Akerman Senterfitt

       Via Facsimile: 305.374.5095